FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 20, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Steady progress

Q2 2019
Financial & Operating Results

MTS

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q2 2019 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q2 2019	Q2 2018	Change, %
Revenue	125.1	114.3	9.4%
of which: Russia	115.3	106.4	8.4%
OIBDA	56.1	53.9	4.1%
of which: Russia	52.3	51.1	2.3%
Operating profit	29.1	27.6	5.5%
Profit attributable to owners of the Company	12.7	14.3	-11.0%
Cash CAPEX	22.7	17.6	29.1%
Net debt (1)	310.1	194.5	59.4%
Net debt / LTM Adjusted OIBDA (2)	1.6x	1.1x	n/a

H1 2019 highlights	H1 2019	H1 2018	Change, %
Operating cash flow	4.9	70.1	-93.1%
Free cash flow	-32.9	30.8	n/a
Free cash flow excl. SEC/DOJ payment	22.7	30.8	-26.3%

Mobile subscribers (mln)	Q2 2019	Q1 2019	Q-o-Q Change %	Q2 2018	Y-o-Y Change %
Total	105.4	104.7	0.7%	105.9	-0.4%
Russia	78.1	77.6	0.7%	78.1	0.0%
Ukraine (3)	19.6	19.6	0.3%	20.3	-3.3%
Armenia	2.1	2.1	1.4%	2.1	2.0%
Belarus (4)	5.6	5.5	1.1%	5.3	4.0%

Alexey Kornya, President & CEO, commented on the results:

We are happy to be entering the second half of the year having delivered another quarter of strong performance in Q2. Our total Group revenue was up 9.4% year-over-year, reaching 125.1 billion rubles. Moreover, we saw solid OIBDA growth of 4.1% year-over-year, reaching 56.1 billion rubles—with all of our geographic markets supporting earnings growth.

We also continue to make progress on our transformation, including taking steps to better align our organizational structure with our long-term ambitions. In our core telecommunications business, we are staying laser focused on operational rigor and lean management, while maintaining our flexibilty to pivot and adapt as needed to the evolving competitive landscape. To foster growth within our digital ecosystem, we are allocating top talent into emerging segments and more clearly structuring our new business lines. By better equipping and empowering our product teams, we can move faster in developing, launching, and scaling the new digital services that will power our future growth.

At the halfway point, I am encouraged by our year-to-date performance and proud of the entire MTS team for what we have achieved so far in 2019. Given our strong H1 results and increased visibility in H2, we are raising our full-year guidance to 4—6% growth in revenue, and low-single-digit growth in OIBDA. Looking ahead, I am confident in our team, our mission, and our continuing capability to grow our business for the benefit of our shareholders.

(1)   Excluding lease obligations

(2)   Excluding the effects of new IFRS 9, 15, and 16 standards

(3)   Including CDMA subscribers

(4)   MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

CORPORATE NEWS

On June 27, MTS held its Annual General Meeting (AGM). Shareholders approved a final annual dividend of RUB 19.98 per ordinary share (RUB 39.96 per ADR), or a total of RUB 39.9 bln (RUB 39,927,310,941.78) based on the 2018 full-year financial results. The dividend payment was executed by August 13, 2019.

At the AGM, shareholders also elected nine members to the Board of Directors, four of which are independent.

***

In July, the MTS Board of Directors called for an Extraordinary General Meeting of Shareholders (EGM) on September 30, 2019. The record date to participate has been set for September 6.

***

The Board recommended that the EGM approve semi-annual dividends of RUB 8.68 per ordinary MTS share (RUB 17.36 per ADR), or a total of RUB 17.3 billion (RUB 17,345,798,747.48), based on the H1 2019 financial results, with a recommended record date of October 14, 2019.

***

In July, MTS announced an updated organizational structure that took effect August 1, including two new First Vice President roles. Inessa Galaktionova was appointed First VP for Telecommunications and Vyacheslav Nikolaev was appointed First VP for Customer Experience & Marketing.

BOND ISSUANCE & LOAN REPAYMENT

In April, MTS issued two series of exchange-traded bonds on MOEX totaling RUB 12.5 bln: (1) RUB 5 bln with an 8.40% coupon rate and a maturity of 3.5 years, and (2) RUB 7.5 bln with an 8.60% coupon rate and a maturity of 5.5 years.

***

In June, MTS issued RUB 15 billion in exchange-traded bonds with a maturity of 6 years and a coupon rate of 8.00%. The technical placement on MOEX took place on July 3.

***

In June, MTS announced the full early repayment of a 10-year USD-denominated credit facility secured in 2014 and backed by EKN, Sweden’s Export Credit Agency. The outstanding balance paid was USD 163.9 million.

***

In July, MTS issued RUB 10 billion in exchange-traded bonds with a maturity of 7 years and a coupon rate of 7.90%.

BUYBACK PROGRAM COMPLETION

In May, MTS completed execution of the program launched on July 2, 2018 to buy up to RUB 30 bln of the Company’s shares.

Under the program, the Company’s wholly-owned subsidiary Bastion LLC acquired a total of 113,487,402 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 5.68% of share capital issued by MTS for a total of RUB 29.8 bln.

CREDIT RATING OUTLOOK

In May, Standard & Poor’s revised their outlook on MTS’s credit rating from stable to positive, while affirming a ‘BB’ rating. Similarly, Fitch Ratings revised their outlook on MTS from negative to stable, while affirming a ‘BB+’ rating.

Fitch noted in its release that “MTS’s credit profile is underpinned by its leading position in Russia and consistently robust operating performance.”

BRAND REVAMP

In June, MTS launched a new, revamped brand adopting a more refined, modern, and dynamic graphical style. The new branding will be gradually rolled out across MTS’s channels, with an initial focus on advertising and digital platforms where it can be scaled up rapidly at relatively low cost.

***

In July, MTS was recognized as Russia’s most valuable TMT brand and the country’s ninth most valuable brand overall by Brand Finance. The company’s brand valuation was estimated to be 121.5 billion rubles, up 6% year-over-year.

5G CONNECTIVITY & SOLUTIONS

In June, MTS signed a 5G cooperation agreement with Huawei for the 2019-2020 period. Under the agreement, the companies plan to work together on mapping out and deploying 5G and IoT technology and solutions that leverage MTS’s existing network infrastructure.

***

At SPIEF in June, MTS and the Moscow City Government announced a strategic partnership aimed at accelerating the upcoming rollout of fifth-generation digital cellular technology for the city’s 13 million residents. The agreement provides for cooperation in 5G network development and smart city solutions, with an initial 5G transportation pilot project scheduled to be launched in the second half of this year.

***

In June, MTS and Ericsson signed a three-party agreement with the Republic of Tatarstan to cooperate on developing 5G smart city solutions at the companies’ joint R&D center at the Innopolis Technopark.

4G NETWORK DEVELOPMENT

In June, MTS signed an agreement with Russian Railways (RZD) to enhance coverage along 9 high-traffic, long-distance rail arteries, as well as in 49 train stations throughout the country. The agreement provides for 2 billion rubles of investment through 2021 to build around 400 additional LTE base stations along key transit routes and install new equipment at major railway stations.

CLOUD & IOT

In Q2 2019, the volume of data stored and processed via #CloudMTS services grew 7.6x year-over-year. Today, over 600 corporate clients are already utilizing MTS cloud-based solutions.

***

In July, MTS announced the availability of GPU-based supercomputing processing for corporate clients via the company’s #CloudMTS platform. The solution, leveraging Nvidia technology, can dramatically improve performance for neural network computations, delivering major cost savings for cloud-based machine learning applications.

STARTUP HUB

In July, MTS announced ten promising project proposals will advance to the pilot phase of our StartUp Hub accelerator initiative. The projects fell into three categories: (1) HR Tech aimed at improving employee training, hiring, and wellness; (2) FinTech aimed at deploying AI and accelerating back office processes; and (3) Esports aimed at video streaming monetization and cloud gaming.

The 10 pilot projects will be launched this fall under the third StartUp Hub intake cycle, with funding and other resources provided by MTS. Upon successful pilot conclusion, the project teams will be able to compete for large-scale deployment at MTS under a long-term contract.

AWARDS & RECOGNITION

In April, MTS took three prizes at Russia’s leading annual marketing show, Effie Awards 2019, including a gold medal for the Generation M artistic charity project. Generation M provides a digital platform for children and adolescents to develop their creative skills, with MTS donating 1 ruble to children’s healthcare causes for each online interaction within the project. To date, the project has raised over 17 million rubles for charity.

***

In April, MTS won first place at the CX World Awards for Best Practices in Customer Service for its efforts in delivering an exceptional customer experience through salesforce training across its retail network.

***

In April, MTS won the award for Best Telecommunications Supplier in 2018 for government, municipal, and corporate clients at a forum supported by Russia’s Chamber of Commerce & Industry and the Moscow Association of Entrepreneurs.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q2 2019	Q2 2018	Change, %
Revenue	125.1	114.3	9.4%
OIBDA	56.1	53.9	4.1%
margin	44.8%	47.1%	-2.3 p.p.
Profit attributable to owners of the Company	12.7	14.3	-11.0%
margin	10.2%	12.5%	-2.3 p.p.

CONSOLIDATED FINANCIAL HIGHLIGHTS

MTS saw strong performance in Q2 2019, with Group revenue growing 9.4% year-over-year to reach RUB 125.1 bln and Group OIBDA up 4.1% to RUB 56.1 bln.

Key top-line growth drivers were mobile service revenue in Ukraine and Russia, as well as software sales and integration services, in addition to the significant year-over-year impact from the consolidation of MTS Bank beginning in Q3 2018. Excluding the bank, Group revenue in Q2 2019 was up 4.5% year-over-year.

Group OIBDA grew 4.1% year-over-year in Q2 2019, reaching RUB 56.1 bln, with positive OIBDA contributions from all geographic markets. OIBDA growth was primarily driven by operations in Russia and to a lesser extent Ukraine.

Group net profit for the second quarter totaled RUB 12.7 bln, down 11.0% from the year-ago quarter, with negative impacts from higher finance costs and other expenses, which were partially offset by FX gains.

Group OIBDA Factor Analysis (RUB bln) (5)

Group Net Profit Factor Analysis (RUB bln) (5)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln) (6)	As of June 30, 2019	As of March 31, 2019
Current portion of LT debt	68.8	43.0
LT debt	308.4	344.3
Total debt	377.2	387.4
Less:
Cash and cash equivalents	51.2	66.3
ST investments	15.2	26.6
LT deposits	0.1	0.3
SWAPs	1.0	0.8
Effects of hedging of non-ruble denominated debt	-0.5	1.0
Net debt	310.1	292.4

(5)         Totals may differ due to rounding

(6)         Excluding lease obligations

At the end of Q2, total debt amounted to RUB 377.2 bln (excluding debt issuance costs). In the reporting period, MTS placed RUB 12.5 bln in exchange-traded bonds in two issuances: (1) RUB 5 bln with an 8.40% coupon rate and maturity of 3.5 years and (2) RUB 7.5 bln with an 8.60% coupon and maturity of 5.5 years.

Debt Repayment Schedule (RUB bln)

Bonds BO-02, BO-01 ruble bonds contain put options that as of June 30, 2019, MTS expected to be exercised in September 2019 and in March 2020 respectively

Net debt to LTM Adjusted OIBDA(7) ratio

The Net debt to LTM Adjusted OIBDA ratio stood at 1.6x at the end of Q2 2019.

Gross/Net debt structure by currency (8)

Non-ruble debt comprises roughly 8% of gross debt, largely consisting of two outstanding Eurobonds due in 2020 and 2023.

Weighted average interest rates

(as of June 30, 2019)

As of June 30, 2019, the gross debt weighted average interest rate stood at 8.1%.

SHAREHOLDERS REMUNERATION

*Incl. previous share repurchase program ended March, 2018

In June, shareholders voting at the AGM approved annual dividends of RUB 19.98 per ordinary MTS share (RUB 39.96 per ADR), or a total of RUB 39.9 billion (RUB 39,927,310,941.78), based on the full-year 2018 financial results.

In July, the Board proposed semi-annual dividends of RUB 8.68 per ordinary MTS share (RUB 17.36 per ADR), or a total RUB 17.3 billion (RUB 17,345,798,747.48), based on H1 2019 financial results.

(7)         Excluding the effects of IFRS 9, 15, and 16 standards

(8)         Including FOREX hedging in the amount of USD 300.0 mln as of June 30, 2019

Share Repurchase	# of shares, incl. ADSs	% of share capital	Avg price per share (RUB)(9)	Total amount spent (RUB)(9)
Total shares acquired during the Repurchase Plan	113,487,402	5.68%	262.72	29,815,238,438

In May, MTS completed the program launched on July 2, 2018 to repurchase shares of common stock and ADSs for an amount of up to RUB 30 bln.

In total during the repurchase plan, the Company’s wholly-owned subsidiary Bastion LLC acquired 113,487,402 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 5.68% of share capital issued by MTS. This includes shares of Common Stock acquired from Sistema Finance.

Cash CAPEX Breakdown (RUB bln)	For H1 2019	For H1 2018
Russia	35.1	30.9
as % of revenue	15.6%	14.9%
Ukraine (10)	3.9	3.2
as % of revenue	22.2%	23.9%
Armenia(11)	0.3	0.2
as % of revenue	9.2%	4.7%
Group (10),(11)	39.3	34.2
as % of revenue	16.2%	15.4%

Capital expenditures in H1 2019 continued to be driven by investment to improve network coverage and performance.

In H1 2019 Group CAPEX increased to RUB 39.3 bln with a CAPEX/Revenue ratio of 16.2%.

In Russia, the number of active base stations grew by nearly 5,000, including an additional 3,600 4G base stations in 80 regions.

(9)         The actual average price and total amount spent may differ from the settlement price, due to commissions, fees and other related expenses

(10)  Excluding costs of RUB 5.5 bln related to the purchase of 4G licenses in Ukraine in H1 2018

(11)  Excluding costs of RUB 0.02 bln related to the purchase of 4G licenses in Armenia in H1 2019

Cash Flow (RUB bln)	For H1 2019	For H1 2018
Net cash provided by operating activities	4.9	70.1
Less:
Purchases of property, plant and equipment	-27.5	-27.8
Purchases of intangible assets (12)	-11.8	-6.5
Cost to obtain and fulfill contracts, paid	-2.3	-2.1
Proceeds from sale of property, plant and equipment	2.9	2.3
Investments in associates	—	-2.1
Acquisition of subsidiaries	-2.0	-3.1
Proceeds from sale of associates	3.0	—
Free cash flow	-32.9	30.8
Free cash flow excluding SEC/DOJ payment	22.7	30.8

For the six months ending June 30, 2019, free cash flow amounted to RUB -32.9 bln. Excluding the payment under the resolution with the DOJ and settlement with the SEC, MTS saw free cash flow of RUB 22.7 bln in H1 2019.

Compared to the year-ago period—which saw comparatively higher income from interest received from maturing deposits—free cash flow was supported by OIBDA growth, while negatively impacted by higher financing costs, software upgrades, the consolidation of MTS Bank, and higher income tax payments in Q2.

RUSSIA

Russia Highlights (RUB bln)	Q2 2019	Q2 2018	Change, %
Revenue	115.3	106.4	8.4%
mobile	79.7	78.4	1.7%
fixed	15.0	15.2	-1.2%
bank	6.9	—	n/a
integrated services	2.7	1.5	79.4%
other services	0.2	0.2	-10.4%
sales of goods	15.6	14.1	10.6%
OIBDA	52.3	51.1	2.3%
margin	45.3%	48.0%	-2.7 p.p.
Net profit	12.5	14.7	-15.3%
margin	10.8%	13.8%	-3.0 p.p.

MTS continued to deliver solid top-line performance in its largest market, with revenue in Russia increasing 8.4% year-over-year in Q2 2019 to reach RUB 115.3 bln. Comparable positive contributions came from growth in mobile connectivity and integration services, as well as an increase in software sales. The consolidation of MTS Bank’s financial results beginning in Q3 2018 continued to be the largest top-line factor on a year-over-year basis.

Russia OIBDA grew 2.3% year-over-year in Q2, reaching RUB 52.3 bln, with a substantial positive effect seen from MTS Bank. At the same time, OIBDA was constrained by the VAT increase at the beginning of 2019, as well as the cancellation of internal roaming in September 2018. For

(12)  Excluding costs of RUB 5.5 bln related to the purchase of 4G licenses in Ukraine in H1 2018 and RUB 0.02 bln related to the purchase of 4G licenses in Armenia in H1 2019 the reporting period, Russia OIBDA margin stood at 45.3%.

On the background of a rational competitive landscape, MTS’s revenue growth in its mobile business in Russia accelerated to 1.7% in Q2 to reach RUB 79.7 bln, with the company successfully growing its base of active subscribers by 0.7% quarter-on-quarter to reach 78.1 mln at the end of Q2.

MTS’s fixed business saw a slight year-over-year decrease in revenue to RUB 15.0 bln.

Fixed-line revenue(RUB bln)	Q2 2019	Q2 2018	Change %
Total	15.0	15.2	-1.2%
B2C	7.8	7.7	1.0%
B2B+B2G+B2O	7.2	7.5	-3.4%

According to internal estimates, MTS’s B2C broadband market share in Moscow grew to 40.5% and its pay-TV market share to 44.2% at the end of Q2 2019. Likewise, the number of subscribers on MGTS’s high-speed FTTH GPON network in Moscow continued to grow, reaching nearly 2.0 mln.

Revenue from MTS’s integration business in Q2 2019 increased 79.4% to RUB 2.7 bln year-over-year. Revenue contribution from other services declined 10.4% year-over-year.

MTS saw 10.6% year-over-year growth in sales of goods, primarily driven by increased software sales. Revenue from handsets and accessories was largely flat year-over-year, with top-line performance moderating along with a rising base effect from the rapid growth witnessed in 2018.

MTS analysts estimate that in H1 2019 the Russian smartphone market grew 11% year-over-year to RUB 212 bln, with unit sales up 4% year-over-year to reach 13 mln devices priced on average at RUB 16,100. MTS generally paced the market, with smartphone sales up 12% in unit terms and 14% in monetary terms.

While sales of high-end smartphones priced over RUB 30,000 continued to increase, growth significantly decelerated to +9% year-over-year in H1 2019 versus nearly 50% in the year-ago period. This reflects the observed trends toward longer purchasing cycles for premium devices, as well as rapid growth in mid-range devices (RUB 10-20,000), which saw a 20% year-over-year increase in H1 2019 in unit terms.

Handsets and Accessories Sales (RUB bln) and Gross Margin (%)

By the end of Q2 2019, gross margin in handset sales stood at 4.1%.

At the end of the quarter, smartphone penetration on MTS’s network grew to 72.5% and mobile internet penetration increased to 61.3%.

MTS Retail (# of stores at the end of the period) (13)

MTS’s retail footprint held roughly steady in Q2, standing at 5,881 stores at the end of the quarter. At the same time, online sales continued to grow, with revenue increasing 11.1% year-over-year to RUB 1.7 bln.

MTS continued to develop its FinTech activities, including by leveraging the company’s big data capabilities to enhance credit scoring, enabling MTS Bank to grow its loan portfolio while maintaining risk discipline.

(13)  Including franchises

1-month active users of MyMTS app (mln)

The Company continued to attract subscribers into its digital app ecosystem, with 17.7 mln active MyMTS users by the end of Q2 2019.

UKRAINE

Ukraine Highlights (UAH bln)	Q2 2019	Q2 2018	Change, %
Revenue	3.8	3.1	20.7%
OIBDA	2.0	1.7	13.8%
margin	51.7%	54.9%	-3.2 p.p.
Net profit	0.5	0.5	-5.9%
margin	13.5%	17.3%	-3.8 p.p.

In Ukraine, revenue growth in Q2 accelerated to 20.7% year-over-year, reaching UAH 3.8 bln on the back of surging data consumption and increased retail sales.

OIBDA was up 13.8% year-over-year in the reporting period to reach UAH 2.0 bln, driven by strong top-line performance. OIBDA margin stood at 51.7%.

In Q2 2019, MTS continued to invest in its data networks, with 3G and 4G coverage standing at 86% and 62% of Ukraine’s population, respectively. The number of subscribers using data services reached 9.6 mln, of which 3.7 mln were on 4G.

Quarter-on-quarter, the Group saw subscribers holding roughly steady at 19.6 mln.

OTHER FOREIGN MARKETS: ARMENIA AND BELARUS

Armenia Highlights (AMD bln)	Q2 2019	Q2 2018	Change, %
Revenue	13.8	14.3	-3.5%
OIBDA	6.8	6.4	6.0%
margin	49.2%	44.8%	4.4 p.p.
Net profit/(loss)	0.5	-1.9	n/a
margin	3.5%	n/a	n/a

MTS’s operations in Armenia saw revenue slightly down in Q2 2019 by 3.5% year-over-year to AMD 13.8 bln.

At the same time, OIBDA saw a positive dynamic, up 6.0% year-over-year to reach AMD 6.8 bln with OIBDA margin increasing to 49.2%.

MTS’s subscriber base in Armenia slightly increased quarter-over-quarter by 1.4% to 2.1 mln.

Belarus Highlights (BYN mln)	Q2 2019	Q2 2018	Change, %
Revenue	251.4	212.9	18.1%
OIBDA	135.8	119.8	13.3%
margin	54.0%	56.3%	-2.3 p.p.
Net profit	77.3	71.7	7.9%
margin	30.8%	33.7%	-2.9 p.p.

In Belarus, which is not consolidated, the company’s operations continued to see solid top-line performance in Q2, with revenue increasing 18.1% year-over-year to reach BYN 251.4 mln. The growth was largely driven by rising data consumption, as well as robust retail sales.

In the reporting period, OIBDA saw double-digit growth of 13.3% year-over-year, driven by increasing mobile service revenues. OIBDA margin stood at 54.0%.

The subscriber base in Belarus was up 4.0% year-over-year, reaching 5.6 mln.

2019 AMENDED OUTLOOK

MTS has adopted IFRS 9, Financial Instruments; IFRS 15, Revenue from Contracts with Customers; and IFRS 16, Leases from January 1st 2018.

Outlook includes the effect from IFRS 9, 15 and 16, and the effect from the consolidation of MTS Bank.

Group Revenue:

For 2019, MTS now forecasts 4—6% revenue growth, based on the following factors:

•                        Stable competitive environment in Russia;

•                        The effect of the consolidation of MTS Bank;

•                        Rising data consumption and weaker voice usage;

•                        Regulatory changes, including the cancellation of internal roaming and VAT increase in Russia;

•                        The high base effect of 2018 in retail sales;

•                        Continued growth in UAH-denominated revenues in Ukraine; and

•                        Service revenues in other foreign subsidiaries and volatility in relation to the Russian ruble.

Group OIBDA:

MTS upgrades its outlook on Group OIBDA growth rate to be in the low-single digits in consideration of the following factors:

•                        Market sentiment and the prospective growth in usage of high-value products;

•                        Reduced SIM card sales as a result of improved churn in the market;

•                        The high base effect of 2018 and positive one-off in Q1 2019;

•                        Changes in the regulatory environment;

•                        Increases in labor costs; and

•                        Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending is estimated to be RUB 160 bln, due to a number of factors:

•                        Further incremental improvements and enhancements to LTE networks;

•                        Implementation of infrastructure and spectrum sharing projects within Russia;

•                        Roll-out of LTE services in Ukraine;

•                        Evolution of commercial 5G solutions and introduction into Russian market; and

•                        Continued investment in digital products and services.

Overall, for 2019 MTS expects its CAPEX spending to be up to RUB 90 bln (including investments required for the Yarovaya Law).

Yarovaya law

On April 12, 2018, the Russian Government adopted Federal Law No 374-FZ dated July 6, 2016, or the so-called “Yarovaya Law”, which governs data storage requirements. Telecom operators are now directed to store voice and SMS communications beginning from July 1, 2018 and are required to store data communications from October 1, 2018. Operators are required to store data for up to six months, all of which will require investments in storage capabilities. Current adjusted MTS estimate of the additional investment necessary to comply with the Yarovaya law stands at RUB 50 bln.

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Q2 2019 Financial and Operating Results on August 20, 2019.

The conference call will start at:
Moscow:	18:00
London:	16:00
New York:	11:00

To take part in the conference call, please dial one of the following telephone numbers and enter the confirmation code, 25310242#

From Russia:
+7 495 646 93 15 (Local access)
8 800 500 98 63 (Toll free)

From the UK:
+44 207 194 37 59 (Local access)
0800 376 61 83 (Toll free)

From the US:
+1 646 722 49 16 (Local access)
1 844 286 06 43 (Toll free)

The webcast will be available at:
https://webcasts.eqs.com/mobiletele20190820

A replay of the conference call will be available for 10 days at the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)
From the UK: +44 203 364 51 47 (Local access)
From the US: +1 646 722 49 69 (Local access)

Replay pass code: 418869332#

This press release provides a summary of the key financial and operating indicators for the period ended June 30, 2019. For full disclosure materials, please visit

http://ir.mts.ru/investors/financial-center/financial-results/

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating profit	27.6	32.8	28.9	28.8	29.1
Add: D&A	26.3	26.5	26.5	26.4	27.0
Loss from impairment of non-current assets	—	—	0.1	—	—
Adjusted OIBDA	53.9	59.3	55.6	55.3	56.1

Russia (RUB bln)	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating profit	27.7	32.1	29.6	28.7	28.8
Add: D&A	23.4	23.4	23.2	23.0	23.5
Loss from impairment of non-current assets	—	—	0.2	—	—
Adjusted OIBDA	51.1	55.5	53.0	51.7	52.3

Ukraine (RUB bln)	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating profit	1.8	2.0	1.7	1.5	1.9
Add: D&A	2.3	2.4	2.6	2.9	2.9
OIBDA	4.1	4.4	4.4	4.4	4.8

Armenia (RUB mln)	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating profit	150	370	92	157	255
Add: D&A	670	637	677	630	657
OIBDA	821	1,006	769	788	911

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating margin	24.1%	25.7%	22.2%	24.4%	23.3%
Add: D&A	23.0%	20.7%	20.4%	22.4%	21.6%
Loss from impairment of non-current assets	—	—	0.1%	—	—
Adjusted OIBDA margin	47.1%	46.3%	42.8%	46.8%	44.8%

Russia	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating margin	26.1%	27.0%	24.4%	26.3%	24.9%
Add: D&A	22.0%	19.7%	19.1%	21.1%	20.4%
Loss from impairment of non-current assets	—	—	0.1%	—	—
Adjusted OIBDA margin	48.0%	46.6%	43.6%	47.4%	45.3%

Ukraine	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating margin	23.8%	24.5%	20.8%	18.5%	20.5%
Add: D&A	31.1%	30.5%	31.9%	34.3%	31.2%
OIBDA margin	54.9%	54.9%	52.7%	52.8%	51.7%

Armenia	Q2’18	Q3’18	Q4’18	Q1’19	Q2’19
Operating margin	8.2%	18.2%	4.4%	8.7%	13.8%
Add: D&A	36.7%	31.2%	33.0%	34.8%	35.5%
OIBDA margin	44.9%	49.4%	37.4%	43.5%	49.2%

***

Attachment B

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAP and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                                        shows traffic-generating activity or

•                                        accrues a balance for services rendered or

•                                        is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2019 and As of December 31, 2018

(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2019	2018
NON-CURRENT ASSETS:
Property, plant and equipment	276,530	276,443
Investment property	2,798	2,177
Right-of-use assets	149,530	149,007
Intangible assets	133,947	135,069
Investments in associates	5,629	10,735
Deferred tax assets	12,404	11,190
Other non-current non-financial assets	4,910	5,038
Bank deposits and loans	39,954	30,653
Other investments	15,576	16,873
Accounts receivable (related parties)	14,226	2,545
Other non-current financial assets	5,266	7,329
Total non-current assets	660,770	647,059

CURRENT ASSETS:
Inventories	14,622	18,654
Trade and other receivables	37,015	34,543
Accounts receivable (related parties)	5,486	6,385
Bank deposits and loans	35,933	32,385
Short-term investments	15,165	47,863
VAT receivable	9,335	7,415
Income tax assets	5,949	3,887
Assets held for sale	663	2,694
Advances paid and prepaid expenses and other non financial current assets	4,679	5,546
Other financial current assets	22,757	25,487
Cash and cash equivalents	51,243	84,075
Total current assets	202,847	268,934

Total assets	863,617	915,993

EQUITY:
Equity attributable to owners of the Company	36,722	65,274
Non-controlling interests	3,816	12,291
Total equity	40,538	77,565

NON-CURRENT LIABILITIES:
Borrowings	308,245	365,072
Lease obligations	147,722	144,740
Deferred tax liabilities	21,085	24,439
Provisions	5,187	3,391
Bank deposits and liabilities	2,930	2,633
Other non-current financial liabilities	706	481
Other non-current non-financial and contract liabilities	2,029	2,201
Total non-current liabilities	487,904	542,957

CURRENT LIABILITIES:
Borrowings	68,739	3,063
Lease obligations	17,591	15,812
Provisions	8,815	70,911
Trade and other payables	84,300	53,623
Accounts payable (related parties)	909	1,301
Bank deposits and liabilities	110,569	108,821
Income tax liabilities	1,564	1,792
Other current financial liabilities	1,804	4,648
Other current non-financial and contract liabilities	40,884	35,500
Total current liabilities	335,175	295,471

Total equity and liabilities	863,617	915,993

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Amounts in millions of RUB except per share amount)

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Service revenue	212,933	195,062	109,161	100,236
Sales of goods	30,241	27,209	15,988	14,110
Revenue	243,174	222,271	125,149	114,346

Cost of services	(60,875)	(51,915)	(31,337)	(26,985)
Cost of goods	(28,317)	(24,799)	(15,276)	(13,360)

Selling, general and administrative expenses	(46,034)	(41,549)	(23,770)	(21,927)
Depreciation and amortization	(53,393)	(51,608)	(26,975)	(26,286)
Other operating income	1,196	170	154	728
Operating share of the profit of associates	2,202	1,835	1,169	1,085
Operating profit	57,953	54,405	29,114	27,601

Currency exchange gains / (loss)	1,903	(1,097)	799	(1,501)

Other (expenses)/income:
Finance income	2,923	2,422	1,166	1,251
Finance costs	(23,736)	(18,680)	(12,455)	(9,110)
Other (expenses) / income	(4,178)	1,500	(2,273)	30
Total other expenses, net	(24,991)	(14,758)	(13,562)	(7,829)

Profit before tax from continuing operations	34,865	38,550	16,351	18,271

Income tax expense	(7,615)	(8,597)	(3,479)	(3,847)

Profit for the period from continuing operations	27,250	29,953	12,872	14,424

Discontinued operation:

Gain after tax for the period from discontinued operation*	3,443	—	—	—

Profit for the period	30,693	29,953	12,872	14,424

Profit for the period attributable to non-controlling interests	(392)	(249)	(165)	(142)

Profit for the period attributable to owners of the Company	30,301	29,704	12,707	14,282

Other comprehensive income/(loss)
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial gain	—	228	—	228
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(2,790)	5,551	480	4,353
Net fair value (loss) / gain on financial instruments	(228)	(580)	(445)	811
Other comprehensive (loss) / income for the period	(3,018)	5,199	35	5,392
Total comprehensive income for the period	27,675	35,152	12,907	19,816
Less comprehensive income for the period attributable to the noncontrolling interests	(392)	(249)	(165)	(142)

Comprehensive income for the period attributable to owners of the Company	27,283	34,903	12,742	19,674

Weighted average number of common shares outstanding, in thousands - basic	1,789,145	1,890,479	1,775,144	1,886,217
Earnings per share attributable to the Group - basic:
EPS from continuing operations	15.01	15.51	7.16	7.57
EPS from discontinued operation	1.93	—	—	—
Total EPS - basic	16.94	15.51	7.16	7.57
Weighted average number of common shares outstanding, in thousands - diluted	1,792,913	1,893,081	1,777,557	1,888,336
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	14.98	15.48	7.15	7.56
EPS from discontinued operation	1.92	—	—	—
Total EPS - diluted	16.90	15.48	7.15	7.56

*Currency exchange gain recognised in relation to provision for liability with respect to SEC and DOJ investigation

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2019	June 30, 2018

Profit for the period	30,693	29,953

Adjustments for:
Depreciation and amortization	53,393	51,608
Finance income	(2,923)	(2,422)
Finance costs	23,736	18,680
Income tax expense	7,615	8,597
Currency exchange (gain) / loss	(5,346)	1,097
Change in fair value of financial instruments	5,579	(2,046)
Share of the profit of associates	(5,557)	(1,756)
Inventory obsolescence expense	944	1,568
Allowance for doubtful accounts	1,313	1,445
Bank reserves	1,555	—
Change in provisions	8,707	7,913
Other non-cash items	(3,426)	(797)

Movements in operating assets and liabilities:
Increase in trade and other receivables and contract assets	(4,859)	(2,357)
Increase in bank deposits and loans	(14,444)	—
Decrease/(Increase) in inventory	3,017	(8,812)
Increase in VAT receivable	(1,942)	(1,804)
Decrease in advances paid and prepaid expenses	1,975	482
Decrease in trade and other payables, contract liabilities and other liabilities	(9,532)	(10,811)
Increase in bank deposits and liabilities	3,160	—

Payment of fines and penalties related to SEC investigation into former operations in Uzbekistan	(55,607)	—
Dividends received	2,250	1,674
Income taxes paid	(14,727)	(9,772)
Interest received	3,351	5,919
Interest paid, net of interest capitalised	(24,066)	(18,297)
Net cash provided by operating activities	4,859	70,062

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(2,030)	(3,093)
Purchases of property, plant and equipment	(27,513)	(27,753)
Purchases of other intangible assets	(11,781)	(6,484)
Cost to obtain and fulfill contracts	(2,307)	(2,085)
Purchases of 4G licenses in Ukraine and Armenia	(23)	(5,527)
Proceeds from sale of property, plant and equipment and assets held for sale	2,903	2,289
Purchases of short-term and other investments	(11,812)	(29,404)
Proceeds from sale of short-term and other investments	37,959	24,112
Investments in associates	—	(2,101)
Cash payments and proceeds related to SWAP contracts	(740)	49
Proceeds from sale of associates	3,000	—
Other investing activities	5	—
Net cash used in investing activities	(12,339)	(49,997)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	(13,520)	—
Repayment of loans	(10,525)	(19,170)
Proceeds from loans	1,013	20,000
Repayment of notes	—	(8,305)
Proceeds from issuance of notes	22,500	27,550
Notes and debt issuance cost paid	(51)	(39)
Lease obligation principal paid	(7,348)	(6,844)
Dividends paid	(2)	(2)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	—	(981)
Repurchase of own shares	(15,899)	(7,660)
Other financing activities	—	123
Net cash (used in) / provided by financing activities	(23,832)	4,672

Effect of exchange rate changes on cash and cash equivalents	(1,520)	1,969

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS:	(32,832)	26,706

CASH AND CASH EQUIVALENTS, at beginning of the period	84,075	30,586

CASH AND CASH EQUIVALENTS, at end of the period	51,243	57,292

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: August 20, 2019